                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                _______________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the fiscal year ended December 31, 1998.


                                       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____________ to ____________.

                             Commission file number

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Highlands Insurance Group Employees' Retirement and Savings Plan.

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648.

                           HIGHLANDS INSURANCE GROUP

                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                           ANNUAL REPORT ON FORM 11-K

                               December 31, 1998


                                     INDEX


                                                                            PAGE
                                                                            ----

AUDITED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS............  ii

Exhibits...................................................................  iv

                           HIGHLANDS INSURANCE GROUP

                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                              Financial Statements

                           December 31, 1998 and 1997

                          (With Independent Auditors'
                                Report Thereon)

                           HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS

                                 Page

Independent Auditors' Report                                             1

FINANCIAL STATEMENTS
   Statements of Net Assets Available for Plan Benefits with Fund
    Information - December 31, 1998 and 1997                           2-3
   Statement of Changes in Net Assets Available for Plan Benefits
    with Fund Information - Year ended December 31, 1998                 4
   Notes to Financial Statements                                       5-9

SUPPLEMENTAL SCHEDULES
1  Item 27(a) Schedule of Assets Held for Investment Purposes -
     December 31, 1998                                                  10

2  Item 27(d) Schedule of Reportable Transactions - Year ended
     December 31, 1998                                                  11

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
 Highlands Insurance Group
 Employees' Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 18, 1999

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1998

                                                                            Stable      Highlands
                                                 Bond      Life Solutions    Value      Insurance    Matrix     Templeton
                                                Fund of      Growth         Income        Group      Equity      Foreign
                                                America       Fund           Fund         Stock       Fund        Fund
                                             -----------   --------------   -------     ---------   --------    ----------
Assets:
 Investments at fair value (note 2):
  Mutual funds                                 $2,619,376   20,876,706      18,413,090     763,552  14,635,844     875,168
  Participants loans                                   -            -               -           -           -           -
                                               ----------   ----------      ----------     -------  ----------     -------
     Total investments at fair value            2,619,376   20,876,706      18,413,090     763,552  14,635,844     875,168
                                               ----------   ----------      ----------     -------  ----------     -------
 Receivable - employer's profit sharing
  contribution                                        -             -              -            -           -           -
 Cash                                                 -             -              -            -           -           -
                                               ----------   ----------      ----------     -------  ----------     -------
     Total assets                               2,619,376   20,876,706      18,413,090     763,552  14,635,844     875,168
Accrued liabilities                                   -             -              -            -           -           -
                                               ----------   ----------      ----------     -------  ----------     -------
Net assets available for plan benefits          2,619,376   20,876,706      18,413,090     763,552  14,635,844     875,168
                                               ==========   ==========      ==========     =======  ==========     =======


                                                                Franklin
                                                Participant     Small Cap
                                                   loans          Fund         Other        Total
                                                -----------    ----------     ------      ----------
Assets:
 Investments at fair value (note 2):
  Mutual funds                                         -        1,903,331          -      60,087,067
  Participants loans                            1,416,666              -           -       1,416,666
                                                ---------       ---------     -------     ----------
     Total investments at fair value            1,416,666       1,903,331          -      61,503,733
                                                ---------       ---------     -------     ----------
 Receivable - employer's profit sharing
  contribution                                         -               -      191,960        191,960
 Cash                                                  -               -      191,202        191,202
                                                ---------       ---------     -------     ----------
     Total assets                               1,416,666       1,903,331     383,162     61,886,895
Accrued liabilities                                    -               -      114,370        114,370
                                                ---------       ---------     -------     ----------
Net assets available for plan benefits          1,416,666       1,903,331     268,792     61,772,525
                                                =========       =========     =======     ==========

                See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1997


                                                                             Stable
                                               Balanced    Life Solutions    Value      Income and     Matrix       Active
                                                Growth        Growth         Income       Growth       Equity    International
                                               Portfolio       Fund           Fund       Portfolio      Fund         Fund
                                             ------------  --------------  ----------   -----------  ---------   -------------
Assets:
 Investments at fair value (note 2):
  Mutual funds                                $17,559,388   3,514,451      14,005,111   1,471,948   6,940,869       139,783
  Participants loans                                  -            -              -            -           -             -
                                              -----------   ---------      ----------   ---------   ---------       -------
     Total investments at fair value           17,559,388   3,514,451      14,005,111   1,471,948   6,940,869       139,783
                                              -----------   ---------      ----------   ---------   ---------       -------
 Receivable - employer's profit sharing
  contribution                                        -            -              -            -           -             -
 Cash                                                 -            -              -            -           -             -
                                              -----------   ---------      ----------   ---------   ---------       -------
     Total assets                              17,559,388   3,514,451      14,005,111   1,471,948   6,940,869       139,783
Accrued liabilities                                    -           -               -           -           -             -
                                              -----------   ---------      ----------   ---------   ---------       -------
Net assets available for plan benefits         17,559,388   3,514,451      14,005,111   1,471,948   6,940,869       139,783
                                              ===========   =========      ==========   =========   =========       =======



                                             Participant
                                                loans        Other           Total
                                             -----------   ---------       ---------
Assets:
 Investments at fair value (note 2):
  Mutual funds                                    -              -         43,631,550
  Participants loans                         964,807             -            964,807
                                             -------        -------        ----------
     Total investments at fair value         964,807             -         44,596,357
                                             -------        -------        ----------
 Receivable - employer's profit sharing
  contribution                                    -         478,091           478,091
 Cash                                             -         206,721           206,721
                                             -------        -------        ----------
     Total assets                            964,807        684,812        45,281,169
Accrued liabilities                               -         106,613           106,613
                                             -------        -------        ----------
Net assets available for plan benefits       964,807        578,199        45,174,556
                                             =======        =======        ==========



                See accompanying notes to financial statements.

                     HIGHLANDS INSURANCE COMPANY EMPLOYEES
                           RETIREMENT & SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1998


                                                                                  Life                   Highlands
                                          Income and    Balance       Bond     Solutions      Stable     Insurance     Matrix
                                            Growth       Growth       Fund       Growth    Value Income    Group       Equity
Accounts                                  Portfolio    Portfolio   of America     Fund         Fund        Stock        Fund
--------                                 -----------   ----------  ----------  -----------  -----------  ----------  ----------
Additions to net assets
 Contributions:
     Employer                            $    20,711       91,463      2,564      101,315      349,831     404,106      155,242
     Employee                                 17,657       58,959     98,022      362,937      466,967      11,601      524,144
     Rollover                                  9,603        4,824     17,152       28,301       68,820         146       81,260
                                         -----------  -----------  ---------   ----------   ----------     -------   -----------
         Total contributions                  47,971      155,246    117,738      492,553      885,618     415,853      760,646
Investment income - interest and
    dividend income                              -            -       95,053          -        911,580         770          -
Net appreciation (depreciation)             (170,146)  (4,213,215)   (48,984)     394,660      (36,516)    (45,968)   1,158,619
Realized gains (losses)                      299,565    5,871,745    (23,669)     (99,320)         -       (31,471)     440,199
                                         -----------  -----------  ----------  ----------   ----------     -------    ---------
         Net gain (loss)                     129,419    1,658,530    (72,653)     295,340      (36,516)    (77,439)   1,598,818

         Total investment income             129,419    1,658,530     22,400      295,340      875,064     (76,669)   1,598,818
Transfer in from ARI Plan                        -             -   1,711,745    3,810,371    3,150,345          -     6,011,282
         Total additions                     177,390    1,813,776  1,851,883    4,598,264    4,911,027     339,184    8,370,746
Deductions from net assets:
 Benefits paid on behalf
  of participants                            315,346    1,068,165    244,264    1,400,930    2,434,856       1,589    1,624,786
 Administrative expenses                          60          103        597        1,119        2,789          -         1,582
                                         -----------  -----------  ----------  ----------   ----------     -------   ----------
         Total deductions                    315,406    1,068,268    244,861    1,402,049    2,437,645       1,589    1,626,368
Increase (decrease) before transfers        (138,016)     745,508  1,607,022    3,196,215    2,473,382     337,595    6,744,378
Transfers between funds                   (1,333,932) (18,304,896) 1,012,354   14,166,040    1,934,597     425,957      950,597
                                         -----------  -----------  ----------  ----------   ----------     -------   ----------
Net increase (decrease) in net
 assets available for plan benefits       (1,471,948) (17,559,388) 2,619,376   17,362,255    4,407,979     763,552    7,694,975
Net assets available for plan benefits -
  beginning of year                        1,471,948   17,559,388         -     3,514,451   14,005,111          -     6,940,869
                                         -----------  -----------  ---------   ----------   ----------     -------   ----------
Net assets available for plan benefits -
 end of year                             $        -            -   2,619,376   20,876,706   18,413,090     763,552   14,635,844
                                         ===========  ===========  =========   ==========   ==========     =======   ==========



                                           Active
                                        International                    Franklin
                                        Fund/Templeton     Participant     Small
Accounts                                 Foreign Fund        Loans       Cap Fund        Other       Total
--------                                -----------        ----------   ----------       -------     --------
Additions to net assets
 Contributions:
     Employer                              11,805               -           2,856        (367,307)     772,586
     Employee                              89,836               -         120,090              -     1,750,213
     Rollover                              16,980               -           7,243              -       234,329
                                         --------        ---------      ---------        --------   ----------
         Total contributions              118,621               -         130,189        (367,307)   2,757,128
Investment income - interest and
    dividend income                       100,679           94,000         28,247              -     1,230,329
Net appreciation (depreciation)          (139,104)              -         (46,427)             -    (3,147,081)
Realized gains (losses)                   (38,289)              -        (154,226)             -     6,264,534
                                         --------        ---------      ---------        --------   ----------
         Net gain (loss)                 (177,393)              -        (200,653)             -     3,117,453

         Total investment income          (76,714)          94,000       (172,406)             -     4,347,782
Transfer in from ARI Plan                 548,107           80,806      1,722,722              -    17,035,378
         Total additions                  590,014          174,806      1,680,505        (367,307)  24,140,288
Deductions from net assets:
 Benefits paid on behalf
  of participants                          94,047          236,005         92,354          15,519    7,527,861
 Administrative expenses                      167               -             284           7,757       14,458
                                         --------        ---------     ----------       ---------   ----------
         Total deductions                  94,214          236,005         92,638          23,276    7,542,319
Increase (decrease) before transfers      495,800          (61,199)     1,587,867        (390,583)  16,597,969
Transfers between funds                   239,585          513,058        315,464          81,176           -
                                         --------        ---------     ----------       ---------   ----------
Net increase (decrease) in net
 assets available for plan benefits       735,385          451,859      1,903,331        (309,407)  16,597,969
Net assets available for plan benefits -
  beginning of year                       139,783          964,807             -          578,199   45,174,556
                                         --------        ---------     ----------       ---------   ----------
Net assets available for plan benefits -
 end of year                              875,168        1,416,666      1,903,331         268,792   61,772,525
                                         ========        =========      =========        ========   ==========



                See accompanying notes to financial statements.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

(1)  SUMMARY OF THE PLAN

   The following brief description of the Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   The Plan is a defined contribution plan covering eligible employees of Highlands Insurance Group, Inc., a Delaware corporation, and its subsidiaries (the Company). The record keeping and administrative services provided for the Plan were transferred to State Street Bank and Trust (the Trustee) effective April 1, 1997. In addition, in connection with this transfer, the available investment options for participants were changed based on the options offered by the Trustee.

   Effective July 1, 1998, as approved by the Board of Directors, American Reliance, Inc. Retirement Plan was merged into the Plan, as amended.

   PARTICIPATION

   An employee is eligible for participation in the Plan on the first day of employment. Prior to January 1, 1997, an employee was eligible to participate in the Plan on the first day of the month following the completion of one year of service with the employer. The administrative committee of the Plan consists of members appointed by the board of directors of the Company.

   CONTRIBUTIONS

   The Plan allows the participant to contribute between 1% and 15% of compensation up to an annual maximum of $10,000 and $9,500 in 1998 and 1997, respectively, in a calendar year, which is nontaxable income. The total nontaxable contribution in any year is subject to certain limitations set forth in the Internal Revenue Code. The Company's matching contributions are equal to the percent declared for the year, if any, by the Company's Board of Directors, up to 6% of the participant's eligible compensation contributed to the Plan. For 1998, the Company provided a match of 50% on the first 6% of pay contributed to the Plan. The Company may also make a discretionary annual profit sharing contribution at the Plan's year end as determined by the Board of Directors. Such profit sharing contribution totaled $191,960 for the 1998 Plan year.

   For 1998, the employer contributions consisted of an annual profit sharing and a matching contribution. At the authorization of the Board of Directors, the employer contributed to an eligible participant's account a profit sharing amount equal to the participant's eligible earnings, as defined by the Plan, multiplied by 2%.

   In order to be eligible for such contribution for the 1998 plan year, the participant must have completed one year of service and be actively employed by the employer on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

                                                                     (Continued)

                          HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

   Participants may elect to make after-tax contributions to the Plan, in addition to their pre-tax contribution, not to exceed 15% and 12% in total for 1998 and 1997, respectively, of their eligible earnings during the Plan year. After tax contributions are not subject to company match and/or profit sharing contributions.

   INVESTMENT OPTIONS

   From January 1, 1997 through March 31, 1997, the following investment options were available to Plan participants:

   . BALANCED GROWTH PORTFOLIO - Amounts invested in this fund are invested with a view toward providing capital appreciation from stocks, balanced with stable income from bonds.

   . LIFE SOLUTIONS GROWTH FUND - Amounts invested in this fund are invested with a view toward providing capital growth by investing primarily in stocks.

   . STABLE VALUE INCOME FUND - Amounts invested in this fund are invested with a view toward preserving principal and provide a rate of return competitive with other fixed income investments by investing primarily in investment contracts.

   Effective April 1, 1997, the following additional investment options were made available to Plan participants:

   . INCOME AND GROWTH PORTFOLIO - Amounts invested in this fund are invested primarily with a view toward providing stable income and opportunity for moderate growth in a highly diversified portfolio of stocks and bonds.

   . MATRIX EQUITY FUND - Amounts invested in this fund are invested with a view toward producing returns that exceed the S&P 500 Index by investing primarily in common stock.

   . ACTIVE INTERNATIONAL FUND - Amounts invested in this fund are invested with a view toward providing long-term capital appreciation primarily through investments in international stocks.

   Effective July 1, 1998, the Plan was amended to include the following investment options to participants:

   . AMERICAN BOND FUND OF AMERICA - This bond fund seeks a high level of current income by investing primarily in investment grade corporate bonds, U.S. government bonds and money market securities.

   . FRANKLIN SMALL CAP GROWTH FUND - This aggressive growth stock fund seeks maximum capital appreciation by investing in domestic small companies with market capitalizations generally under $1 billion.

                                                                     (Continued)

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


   . TEMPLETON FOREIGN FUND I - This international stock fund seeks long-term capital growth by investing primarily in stocks and, to a lesser degree, debt obligations of companies and governments outside the United States.

   . HIGHLANDS INSURANCE GROUP STOCK FUND - This single stock fund seeks growth over the long-term through appreciation in the value of Highlands Insurance Group, Inc. common stock. The Fund provides an opportunity to become an owner in the Company and share directly in its future performance.

   In addition, the following three investment options were no longer available to plan participants:

   .  Income and Growth Portfolio
   .  Balanced Growth Portfolio
   .  Active International Fund

   Net assets invested in the Active International Fund as of July 1, 1998 were transferred to the Templeton Foreign Fund. All activity in the two funds during 1998 have been reported on a combined basis in the accompanying statement of changes in net assets available for plan benefits.

   BENEFITS PAID TO PARTICIPANTS

   Upon application and approval by the administrative committee, a participant may withdraw, during active employment, all or part of his/her after-tax employee contribution account balance and, under certain conditions, such as hardship withdrawals, the vested portion of his/her employer contribution
   account balance.   Participants have a vested interest in the employer
   contribution account based on years of service as follows:

                                                                    VESTED
                    YEARS OF SERVICE                              PERCENTAGE
                    ----------------                              ----------
                    Less than 3                                          0%
                    At least 3 but less than 4                       33-1/3
                    At least 4 but less than 5                       66-2/3
                    5 or more                                           100

   The right to benefits under the Plan is nonforfeitable upon the attainment of normal retirement age (age 65 effective July 1, 1998), permanent disability or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and employer contribution accounts as of the date of retirement, permanent disability, or death, whether his/her interest in such accounts is vested or not. A participant which has terminated employment is entitled to receive the total amounts in the participant contribution accounts and his/her vested interest in the amounts in the employer contribution account.

                                                                     (Continued)

                          HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

   FORFEITURES

   Forfeitures represent the nonvested portion of a terminated participant's employer contribution account. Forfeitures are allocated at each year end ($81,176 and $447,480 in 1998 and 1997, respectively) to all active participants eligible for an employer contribution for such year. The allocation is based on the same method as that of the employer contribution discussed above. Forfeited employer tax deferred contributions are used to reduce future company matching contributions.

   PARTICIPANT LOANS

   Effective April 1, 1997, the Plan agreement was amended to add provisions for loans to be made to participants subject to ERISA and Company guidelines. Prior to the Plan's amendment, the Plan agreement did not provide for participant loans. A participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. No more than two loans may be outstanding at any time with $1,000 as a minimum loan amount. The term of the loan cannot exceed five years and requires level amortization with payments not less frequently than quarterly. The loan interest rate for 1998 and 1997 is the prime rate plus 1%. All loans are due and payable from the participant's account upon termination of employment.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution, Plan earnings, forfeitures and administrative expenses.

   FEES AND EXPENSES

   Administrative expenses, which are related to compliance and operational activities as defined by the Department of Labor, may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Such expenses were $103,273 and $97,765 in 1998 and 1997, respectively.

   PLAN AMENDMENT, MODIFICATION, AND TERMINATION

   The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENT VALUATION

   The Income and Growth Portfolio, Balanced Growth Portfolio, Life Solutions Growth Fund, Stable Value Income Fund, Matrix Equity Fund, Active International Fund, Bond Fund of America, Franklin Small Cap Growth Fund and Templeton Foreign Fund are mutual funds valued at fair value. The fair value is adjusted periodically to reflect investment results in the securities underlying the mutual funds. Participant loans are stated at cost which approximates their fair value.

                                                                     (Continued)

                          HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

    ACCRUED LIABILITIES

    Accrued liabilities represent amounts owed for Plan expenses as of the end of the year.

(3) INVESTMENTS

    Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                           1998                   1997
                                           ----                   ----
Balanced Growth Portfolio               $         -            17,559,388
Life Solutions Growth Fund               20,876,706             3,514,451
Stable Value Income Fund                 18,413,090            14,005,111
Matrix Equity Fund                       14,635,844             6,940,869
                                        ===========            ==========

(4) FEDERAL INCOME TAX MATTERS

    The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                   December 31,    December 31,
                                                      1998             1997
                                                   ------------    ------------
Net assets available for plan benefits per the     $61,722,525      45,174,556
 financial statements
Benefit claims payable                                       -        (140,628)
                                                   -----------     -----------
     Net assets available for benefits per the
      Form 5500                                    $61,722,525      45,033,928
                                                   ==========      ===========

                                                                      Schedule 1


                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

          Item 27(a) Schedule of Assets Held for Investment Purposes

                               December 31, 1998

(a)  Identity of issue, borrower,                                                         Current
    lessor, or similar party            Description of investment           Cost           value
---------------------------------       -------------------------        -----------     ----------
 State Street Bank and Trust            Bond Fund of America             $ 2,663,296      2,619,376

*State Street Bank and Trust            Life Solutions Growth Fund        19,852,806     20,876,706

*State Street Bank and Trust            Stable Value Income Fund          18,203,731     18,413,090

 State Street Bank and Trust            Small Cap Fund                     1,945,303      1,903,331

*State Street Bank and Trust            Matrix Equity Fund                12,564,764     14,635,844

 State Street Bank and Trust            Templeton Foreign Fund             1,036,744        875,168

*State Street Bank and Trust            Highlands Insurance Group Stock      772,218        763,552

 Participant loans                      (Bearing interest at rates between
                                         9.25% and 9.50% maturing in
                                         years 1999 through 2002)          1,416,666      1,416,666
                                                                         -----------     ----------
                                                                         $58,455,528     61,503,733
                                                                         ===========     ==========

* Represents party-in-interest transactions.

                See accompanying independent auditors' report.

                           HIGHLANDS INSURANCE GROUP
                    EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                Item 27(d) Schedule of Reportable Transactions

                         Year ended December 31, 1998



                                                                  Number
                                                                    of                                      Cost
                                                               transactions   Purchase       Selling         of
    Identity of party             Description of asset          in series      price          price         asset
--------------------------     ------------------------------  ------------  ----------    ----------     ----------
*State Street Bank & Trust     Stable Value Income Fund                1             -             -       3,166,845
                                                                     102     11,945,844            -              -
                                                                     145             -     19,593,657     19,593,657

*State Street Bank & Trust     Life Solutions Balanced Growth          1             -             -      15,673,265
                                                                      17        347,461            -              -
                                                                      72             -     19,636,909     17,941,203

*State Street Bank & Trust    Matrix Equity Fund                      1             -             -       6,032,705
                                                                     110     12,624,833            -              -
                                                                     101             -     19,121,493     19,122,370

*State Street Bank & Trust     Income and Growth Portfolio             1             -             -      22,962,931
                                                                      62     24,791,687            -              -
                                                                     125             -      7,736,633      8,113,317
                                                                      21        747,449            -              -
                                                                      38             -      3,114,997      2,972,563

 State Street Bank & Trust     Franklin Small Cap Fund                 1             -             -       3,646,657
                                                                      86      2,873,093     3,646,657             -

 State Street Bank & Trust     Cash Control/Holding Account          113      9,818,543            -              -
                                                                     110             -     19,804,287     19,804,287

 State Street Bank & Trust     Bond Fund of America                   48      3,584,250            -              -
                                                                      49             -      4,481,536      4,505,198


                                                   Current
                                                    value
                                                 of asset on
                                                 transaction         Net
    Identity of party                               date            gain
--------------------------                       ------------     --------
*State Street Bank & Trust                        3,166,845             -
                                                         -              -
                                                         -              -

*State Street Bank & Trust                       17,228,347      1,555,082
                                                         -              -
                                                         -       1,695,706

*State Street Bank & Trust                       6,032,705              -
                                                         -              -
                                                         -            (877)

*State Street Bank & Trust                       22,962,931             -
                                                         -              -
                                                         -        (376,684)
                                                         -              -
                                                         -         142,434

 State Street Bank & Trust                        3,646,657             -
                                                         -        (154,085)

 State Street Bank & Trust                               -              -
                                                         -              -

 State Street Bank & Trust                               -              -
                                                         -         (23,662)

Note: The above transactions represent "reportable transactions" as defined in 2520-103-6 of ERISA.

* Represents party-in-interest transactions.


                See accompanying independent auditors' report.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


                                      HIGHLANDS INSURANCE GROUP
                                      EMPLOYEES' RETIREMENT AND SAVINGS PLAN

Dated:  June 28, 1999                 By: /s/ Georgean M. Wardzinski
                                      ------------------------------------------
                                      Georgean M. Wardzinski, Plan Administrator

                                 EXHIBIT INDEX


Exhibit

23          Consent of KPMG LLP



                                       iv